Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Penn West Energy Trust
Suite 2200, 425 - 1st Street S.W.
Calgary, Alberta T2P 3L8

2.                                      Date of Material Change:

September 25, 2007

3.                                      News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on September 25, 2007 and would have been received by the securities commissions where Penn West is a “reporting issuer” and the stock exchanges on which the securities of Penn West are listed and posted for trading in the normal course of their dissemination.

4.                                      Summary of Material Change:

Penn West Energy Trust (“Penn West”) has entered into an Arrangement Agreement to acquire all of the outstanding units, exchangeable shares and warrants of Vault Energy Trust (“Vault”) in exchange for approximately 5.5 million Penn West trust units.

5.                                      Full Description of Material Change:

Penn West Energy Trust (“Penn West”) has entered into an Arrangement Agreement to acquire all of the outstanding units, exchangeable shares and warrants of Vault Energy Trust (“Vault”) in exchange for approximately 5.5 million Penn West trust units.

The acquisition will be accomplished through a Plan of Arrangement (the “Arrangement”) wherein each Vault trust unit (“Vault Unit”) will be exchanged for 0.14 of a Penn West trust unit and all Vault exchangeable shares will be exchanged for Penn West trust units based on the exchange ratio for Vault units in effect at the effective date of the Arrangement. The transaction exchange ratio represents a premium to Vault Unitholders of 6% based on the respective volume weighted average unit trading price for each trust for the ten trading days up to September 24, 2007. Including the assumption of Vault’s total debt including its convertible debentures, the total acquisition cost is expected to be approximately $380 million. It is expected that approximately 5.5 million Penn West trust units will be issued to effect the Arrangement.

The acquisition is expected to be accretive to Penn West’s unitholders on a production, cash flow and reserves basis. The transaction is expected to add current production of approximately 6,500 barrels of oil equivalent per day, weighted 65% to natural gas and 35% to light oil and natural gas liquids. Reserves for the acquired properties will be evaluated by Penn West’s independent reserves evaluator at year-end. It is also expected to increase Penn West’s tax pool position by approximately $500 million and increase its ceiling under the federal government’s “undue expansion” rules related to the 2011 tax on “Specified Investment Flow-Through” entities to approximately $10.4 billion. Vault’s Alberta properties include Wimborne, Bigoray, Pembina, Crystal and Westerose, all of which are strategically located at or near some of Penn West’s central area core light oil properties. Additionally, Vault’s significant natural gas properties in northeast British Columbia and northwest Alberta complement existing Penn West properties. In connection with the acquisition, Penn West will also add approximately 120,000 net undeveloped acres to its land base of approximately 3.5 million net undeveloped acres.

The successful completion of the Arrangement is subject to the approval of at least two-thirds of Vault’s unitholders, exchangeable shareholders and warrant holders as well as stock exchange, court and regulatory approvals. The related information circular is expected to be mailed to Vault unitholders in late October 2007. It is anticipated that the special meeting of Vault’s unitholders will be held in November 2007. Assuming the Arrangement subsequently closes in December 2007, Vault unitholders will receive Penn West’s December distribution on January 15, 2008. Subsequent to the close of the Arrangement, pursuant to the terms of Vault’s convertible debenture agreements, Penn West will offer to re-purchase all of Vault’s outstanding debentures.

The Board of Directors of both Penn West and Vault unanimously approved the Arrangement. The Board of Directors of Vault has concluded that the transaction is in the best interests of the Vault unitholders, exchangeable shareholders and warrant holders from a financial perspective and resolved to recommend that unitholders, exchangeable shareholders and warrant holders of Vault vote their units and shares in favour of the Arrangement. The Directors and Officers of Vault have entered into support agreements with Penn West to tender their trust units, exchangeable shares and warrants to the Arrangement.

The Arrangement prohibits Vault from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions for Penn West to match competing, unsolicited proposals and, subject to certain conditions, provides for a $10 million termination fee.

Forward-Looking Statements

In the interest of providing Penn West’s unitholders and potential investors with information regarding Penn West, including management’s assessment of Penn West’s future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation.  Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains, without limitation, forward-looking statements pertaining to the expectations of the management of the proposed acquisitions of Vault Energy Trust, including operating and financial metrics of the acquisition and the effect on Penn west’s production, cash flow, reserves, undeveloped land position and tax pools.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things:  future oil and natural gas prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; and future exchange rates.

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this document as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.  These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand; risks inherent in oil and gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the acquisition of Vault Energy Trust; failure to obtain required approvals or otherwise complete the acquisitions on the expected timeline; and the other factors described in Penn West’s public filings (including its Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

For further information, contact William E. Andrew, President and Chief Executive Officer by telephone at (403) 777-2502.

9.                                      Date of Report:

September 25, 2007